SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2

(Amendment No. 2)*

CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.08
(Title of Class of Securities)

G20045 20 2
(CUSIP Number)

March 2, 2011
(Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 Page 1 of 6 Pages

CUSIP No.	G20045 20 2	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS TESTORA LIMITED
I.R.S. Identification Nos. of above persons (entities only). Not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Cyprus

5	SOLE VOTING POWER

NUMBER OF	0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON	0

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Item 1(a).	Name of Issuer:

CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Mintflower Place, 4th Floor, Par-La Ville Rd, Hamilton, Bermuda

Item 2(a).	Name of Person Filing:

TESTORA LIMITED

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Grigori Afxentiou, 8, EL.PA. LIVADIOTI, Office 401, 6023, Larnaca, Cyprus

Item 2(c).	Citizenship:

Republic of Cyprus

Item 2(d).	Title of Class of Securities:

CLASS A COMMON STOCK, PAR VALUE $0.08

Item 2(e).	CUSIP Number:

G20045 20 2

Item 3.	If this statement is filed pursuant to §§ 240.13d—1(b) or 240.13d—2(b) or (c), check whether the person filing is a:

Not applicable. This Schedule 13G is filed pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

0

(b) Percent of class: 0%

 Page 3 of 6 Pages

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following X.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

 Page 4 of 6 Pages

Item 10.	Certifications.

     By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 Page 5 of 6 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: March 3, 2011

TESTORA LIMITED
By:	/s/ Elena Chrysanthou
	Name:	Elena Chrysanthou
	Title:	Director

By:	/s/ Andreas Loizou
	Name:	Andreas Loizou
	Title:	Director

Page 6 of 6 Pages